

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

Via E-mail
Gregory Hayes
Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

   Re: United Technologies Corporation
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed February 9, 2011
      File No. 001-00812

Dear Mr. Hayes:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief